Exhibit 19

Global Insider Trading Policy

Last Revised: October 2024

Appendices

Appendix 1

I. Purpose

Various securities laws make it illegal to buy or sell a company’s securities when in possession of Material Nonpublic Information (as defined below) about that company or its securities. This conduct is known as “insider trading.” Passing Material Nonpublic Information on to someone else who may buy or sell securities to which the information relates is also illegal. This conduct is known as “tipping.”

The purpose of this Insider Trading Policy (the “Policy”) is to promote compliance with these and other applicable securities laws by Deere & Company (“Deere”), its subsidiaries, businesses effectively controlled by Deere or its subsidiaries (collectively, the “Company”), and all Covered Persons (as defined below).

II. Applicability

This Policy applies to all directors, officers, employees, contingent workers, contract workers, agents, and consultants of the Company globally (“Covered Persons”).

The Policy applies to all transactions in Company securities, including common stock, options, and other derivative instruments (e.g., futures contracts) for common stock, debt securities, and any other securities the Company may issue, unless the transaction is specifically exempted in this Policy.

The Policy also applies to all transactions in securities of business partners and companies with which the Company may be negotiating transactions (“Covered Companies”), if Material Nonpublic Information relevant to such issuers or securities is learned in the course of employment or work with the Company.

III.Policy

A. Trading with Material Nonpublic Information.

If a Covered Person has Material Nonpublic Information relating to the Company or its securities, it is the Company’s policy that neither that person nor any Related Person (as defined below) may buy, sell, gift, or recommend securities of the Company. For clarity, the prohibition applies to market purchases and sales that are part of stock option exercises. It is your responsibility to make sure that transactions in any security covered by this Policy by any Related Person complies with this Policy.

In addition, no Covered Person may buy, sell, gift, or recommend securities of any Covered Company if that person learns of Material Nonpublic Information about or relevant to the Covered Company or its securities in the course of their employment or relationship with the Company.

B. Tipping.

No Covered Person may disclose (“tip”) Material Nonpublic Information to any other person, including Related Persons, not authorized by the Company to have such information.

In addition, no Covered Person may make recommendations or express opinions based on Material Nonpublic Information regarding trading in the Company’s securities or the securities of any Covered Company.

C. Blackout Periods and Trading Windows.

Quarterly Blackout Periods. The period leading up to the Company’s announcement of its quarterly financial results is a particularly sensitive period for trading in the Company’s securities from the perspective of complying with applicable securities laws. During this period, directors, officers, and certain employees and consultants may often possess Material Nonpublic Information about the expected financial results for the quarter. Because of this sensitivity to those who have access to the Company’s financial information, the persons described below are prohibited from trading in Company securities and entering into trading plans during the period beginning on the first day of the last fiscal month of each fiscal quarter and ending at the close of trading on the New York Stock Exchange (“NYSE”) on the second full trading day following the release of the quarterly financial results.

The quarterly blackout periods apply to the following persons:

-	Board directors of Deere and board directors of Restricted Units (as defined in Section D.2);
-	Officers, other than Assistant Secretaries, of Deere and of Restricted Units;
-	Members of the Executive Leadership Team (formerly known as the Worldwide Leadership Group) of the Company;
-	Directors and managers of Order Fulfillment departments of the Company’s equipment divisions;
-	All Covered Persons with access to the monthly financial statements or summaries of such financial information of (i) Deere; (ii) a Restricted Unit (see Appendix 1); or (iii) a group of Deere units or subsidiaries whose aggregate net sales and revenues for the most recently completed fiscal year equals or exceeds ten percent of the consolidated total net sales and revenues of the Company for the most recently completed fiscal year; and
-	Related Persons (as defined in Section D.1) of anyone specified above.

During quarterly blackout periods, board directors and members of the Executive Leadership Team are automatically restricted from trading Deere stock in their Fidelity custodial and Fidelity individual brokerage accounts.

Transactions that are exempt from this Policy (described in Section IV) are permissible even during the quarterly blackout periods. However, entering into a Rule 10b5-1 trading plan and setting up regularly scheduled plan transactions by the persons described above are prohibited during blackout periods. Rule10b5-1 trading plans are described further in Section IV.

Retirement Plan Blackout Periods. Board directors and executive officers of Deere are prohibited from purchasing, selling, acquiring, or transferring Deere shares and derivative securities acquired in connection with their service or employment during any blackout periods of more than three consecutive business days applicable to the participants in the Company’s Savings and Investment Plan or Tax Deferred Savings Plan for Hourly Employees. Such blackout periods, while rare, usually occur in connection with administrative changes to the plans and plan service providers. The Company is required to give directors, executive officers, and affected plan participants advance written notice of such retirement plan blackout periods.

These blackout periods are intended to conform to the current and any future requirements of and exceptions to Section 306 of the Sarbanes-Oxley Act of 2002, as amended (“Section 306”). This prohibition will be interpreted and implemented in accordance with Section 306 and the regulations thereunder, as amended.

Event Specific Blackout Periods. The Company reserves the right to impose other trading blackouts from time to time on specified groups of Covered Persons when, in the judgment of Deere’s Senior Vice President and Chief Legal Officer, Global Law Services and Regulatory Affairs, a blackout period is warranted. The Company will notify those affected by such a blackout when the blackout begins and when it ends. Those affected should not disclose to others the fact of such trading suspension.

Trading Windows. To avoid even the appearance of impropriety, the most appropriate period for transactions in Company securities by Covered Persons who are routinely in possession of Material Nonpublic Information regarding the Company is the period beginning on the third full trading day through the twelfth trading day following each quarterly earnings release.

This trading window is based on the concept that the Company’s disclosures to the investing public should be up to date and complete during that period. The securities markets also should have had a sufficient opportunity to digest the disclosures in the quarterly release.

It is permissible under this Policy for Covered Persons to trade at other times outside of this most appropriate trading window, provided directors and executive officers receive required pre-clearances and anyone initiating a trade is not in possession of Material Nonpublic Information at that time.

It should be noted that even during the trading windows, any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two full trading days, whether or not the Company has recommended a suspension of trading to that person. Trading in the Company’s securities during the trading window should not be considered a “safe harbor,” and all Covered Persons and other persons should always use good judgment and contact the Chief Legal Officer, Corporate Secretary, or the Deere Global Law Services and Regulatory Affairs Securities Law Group if there are questions.

D. Definitions

1. Who is a “Related Person”?

For purposes of this Policy, a Related Person includes an individual’s spouse, minor children, and anyone else living in the individual’s household; any other family members who do not live in the individual’s household but whose transactions in Company securities are directed by the individual or are subject to the individual’s influence or control; partnerships in which the individual is a general partner; trusts of which the individual is a trustee; estates of which the individual is an executor; and other entities subject to the individual’s control.

Although a person’s parent or sibling not living with them may not be considered a Related Person, a parent or sibling may be a “tippee” for securities laws purposes. See Section III.B above for the prohibition on “tipping.”

2. What is a “Restricted Unit”?

For purposes of this Policy, a Restricted Unit includes the subsidiaries and reporting units of Deere & Company listed in Appendix 1 and such other subsidiaries, businesses, and divisions designated as such upon notice from the Chief Legal Officer or Corporate Secretary of Deere. Any such notice shall become part of and an amendment to Appendix 1 to this Policy.

3. What is “Material Information”?

Information should be regarded as material if it could be important to decisions to buy, sell, or hold Company securities or the securities of Covered Companies. Any information that could reasonably be expected to affect the price of the securities should be considered material. Material information can be positive or negative and can relate to historical or current facts or events, projections, or future events. Material information can pertain to a company as a whole, or to divisions or subsidiaries of a company such as an equipment division or a Restricted Unit.

Information dealing with the following subjects is likely to be found material in particular situations:

Financial Related Subjects:

-	Financial results
-	Changes in earnings forecasts
-	Unusual significant gains, losses, or charges
-	Significant write-downs in asset values
-	Significant changes in revenues
-	Significant liquidity issues
-	Changes in dividends
-	Stock splits
-	Stock repurchases
-	Changes in debt ratings
-	Significant new equity or debt offerings

Corporate Developments:

-	Proposals, plans, or agreements, even if preliminary in nature, involving significant mergers, acquisitions, divestitures, recapitalizations, or strategic alliances
-	Significant plant closings
-	Changes in directors or executive officers

Product Related Subjects:

-	Significant developments related to intellectual property
-	Important new products
-	Significant changes in production schedules
-	Significant supplier issues
-	Significant product modification programs
-	Significant pricing changes

Other Subjects:

-	Developments regarding significant litigation
-	Developments regarding government agency actions
-	Execution or termination of significant contracts
-	Workforce news of a significant nature
-	Significant cybersecurity or other security events
-	Significant environmental, social, or governance matters

The above list is only illustrative. Many other types of information may be considered material. When in doubt about whether nonpublic information is material, exercise caution and consult with the Deere Global Law Services and Regulatory Affairs Securities Law Group before deciding to trade in Company securities or the securities of Covered Companies.

4. What is “Nonpublic Information”?

Information is considered nonpublic if it is not available to the general public. For information to be considered public, the information must have been widely disseminated in a manner designed to reach investors. This is generally done by issuing a national press release or a filing with the Securities and Exchange Commission (“SEC”). The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

Even after public disclosure of material information regarding the Company, an insider with knowledge of the information must wait a period of two full trading days after the publication for the information to be absorbed before that person can treat the information as public. For purposes of this Policy, a full trading day means from the opening of trading on the NYSE to the closing of trading on the NYSE on that day.

Accordingly, for example, if an announcement is made before the commencement of trading on a Tuesday, a Covered Person in possession of such information may trade in Company securities starting on Thursday of that week (assuming the individual is not aware of other Material Nonpublic Information at that time), because two full trading days would have elapsed by then (e.g., all of Tuesday and Wednesday). If the announcement is made on Tuesday after trading begins on the NYSE, Covered Persons in possession of the information may not trade in Company securities until Friday. If the announcement is made on Friday after trading begins, Covered Persons may not trade in Company securities until Wednesday of the following week. NYSE holidays and shortened days do not count as trading days and will impact this schedule.

Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is prohibited by the Company’s Global News Media & Public Communications Policy. Regulation FD, addressed in the Regulation Fair Disclosure Appendix to the same policy, also prohibits unauthorized disclosures to select individuals or groups, the violation of which could result in substantial liability for you and the Company.

IV.Certain Transaction Exceptions to the Policy

The prohibitions against trading while in possession of Material Nonpublic Information and during blackout periods do not apply to the following types of transactions in Company securities:

–	Transactions pursuant to a binding contract, instruction, or written plan that complies with the requirements of Rule 10b5-1 (“Rule 10b5-1”) under the Securities Exchange Act of 1934 (the “Act”). Rule 10b5-1 provides a defense to insider trading liability for trading contracts, instructions, and plans that meet the rule’s requirements. In general, a Rule 10b5-1 contract, instruction, or plan must be entered into or modified outside of blackout periods applicable to such person and when the person is not in possession of Material Nonpublic Information. Once the contract, instruction, or plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade. The plan must either specify the amount, pricing, and timing of transactions when established or delegate discretion on these matters to an independent third party, usually a broker. The contract, instruction, or plan also must satisfy any other requirements of Rule 10b5-1, in effect from time to time, such as but not limited to cooling-off periods, written certifications, overlapping plan restrictions, single-trade limits, and good faith requirements.
–	Regularly scheduled and matching contributions to and withdrawals from a Company benefit plan, such as the Company stock fund in a benefit plan, stock purchase plan, or dividend reinvestment, when the contributions or withdrawals are put in place outside of blackout periods applicable to such person and when not in possession of Material Nonpublic Information;
–	Regularly scheduled purchases and reinvestments in and withdrawals from the dividend reinvestment plan when the purchases, reinvestments, or withdrawals are put in place outside of blackout periods applicable to such person and when not in possession of Material Nonpublic Information;
–	Sales made on behalf of any employee who is not a Section 16 officer (as defined below) of such number of shares of stock as are necessary to satisfy tax withholding requirements upon vesting of full value equity awards issued under one of the Company’s benefit plans, as required by the Compensation Committee of Deere’s Board of Directors or

–	contemplated by the relevant award agreement governing the equity award;
–	Acceptance, exercise (without a market sale), or vesting and any related stock withholding of stock options, restricted stock, restricted stock units, phantom stock units, or other grants issued under one of the Company’s benefit plans;
–	Acquisition or disposition of stock in a stock split, reverse stock split, stock dividend, or other transaction affecting all shareholders in a similar manner;
–	Any other purchase or sale of Company securities to or from the Company; and
–	Any other transaction designated by the Chief Legal Officer or Corporate Secretary of Deere as exempt from this Policy after review of the facts and circumstances and consistent with securities laws and regulations.

V.Additional Guidelines

A. Speculation in Company Securities.

Directors, executive officers, and all employees and their respective Related Persons are prohibited from selling Deere shares short (a sale of securities that are not then owned or a sale with delayed delivery) and from trading in puts, calls, futures or forward contracts, equity swaps, collars, exchange funds, or similar instruments that are designed to hedge or offset changes in the market value of Deere’s securities.

It is also strongly recommended that contingent workers, contract workers, and other agents and consultants of the Company and their Related Persons not engage in such speculative trading with respect to Company securities.

B. Margin Accounts and Pledges.

Securities held in a margin account or pledged as collateral for a loan may be sold without a person’s consent by the broker if the person fails to meet a margin call or by the lender in foreclosure if the person defaults on the loan. A margin or foreclosure sale that occurs when the person is aware of Material Nonpublic Information may result in unlawful insider trading. Because of this danger, directors and executive officers of the Company, and anyone subject to the quarterly blackout periods as described in Section III.C, are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan or other obligation. It is also strongly recommended that other employees, contingent workers, contract workers, agents, and consultants of the Company refrain from pledging Company securities or holding them in a margin account.

C. Limit Orders.

Good-until-cancelled orders, limit orders, and stop-loss limit orders (together “Limit Orders”) are a direction to a broker to buy or sell a security with restrictions on the price to be paid or received. If a Limit Order executes when a Covered Person is in possession of Material Nonpublic Information, the Covered Person may be in violation of this Policy and insider trading laws. To protect against this risk, all

Covered Persons are prohibited from using Limit Orders to buy or sell Company securities and to exercise options for Company stock.

D. Applicability to Information Regarding Business Partners.

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating or relevant to other companies, including the Company’s vendors, suppliers, customers, and those with which the Company may be negotiating transactions when that information is obtained in the course of employment with, or the performance of services for, the Company. The same civil and criminal penalties may result from trading on or tipping Material Nonpublic Information regarding or relevant to such other companies.

All Covered Persons should treat Material Nonpublic Information regarding Covered Companies with the same care required for information about the Company. Information that is not material to the Company may be material to the other firm.

E. Applicability After Employment Terminates.

If your employment or relationship with the Company terminates at a time when you have or think you may have Material Nonpublic Information about the Company or a Covered Company, the prohibitions on trading on and disclosing such information continue until two full trading days after public dissemination of such information, or until such time as the information is no longer material.

If you are vacationing out to retirement, the prohibitions in this Policy will continue to apply until the earlier of: (i) your formal retirement date; or (ii) 90 days after your last day worked, provided that you do not retain access to any Deere inside information (including access to the Deere intranet, Deere internal email, or other means) after your last day worked. If you do have such access after your last day worked, the prohibitions in this Policy will continue to apply to you until 90 days after your last day with such access. In either scenario, if the date on which prohibitions in this Policy would lapse is in a quarterly blackout period, and you would have otherwise been subject to blackout periods as described in Section III.C, you will remain subject to the prohibitions in this Policy until the end of such blackout period.

F. Individual Responsibility.

Every Covered Person is individually responsible for becoming familiar with, understanding, and complying with this Policy. Except as provided herein or as required by law, the Company does not pre-screen transactions in Company securities nor does the Company undertake to issue suspension of trading notices whenever transactions should not occur.

VI.Additional Requirements for Board Directors and Executive Officers

A. Pre-Clearance of Transactions.

Board directors of Deere and executive officers are required to refrain from trading, even during the trading window described in Section III.C, without first pre-clearing all transactions in Company securities. Board directors must obtain prior clearance from the Chief Legal Officer or Corporate Secretary of Deere before they or their Related Persons engage in any transactions in Company securities. Executive officers of Deere and any other employees notified by the Chief Legal Officer or Corporate Secretary as being subject to the Company’s pre-clearance procedures must obtain prior clearance from the Chief Executive Officer or Chief Financial Officer and the Chief Legal Officer or Corporate Secretary of Deere before they or their Related Persons engage in any transaction in Company securities, including stock option exercises, gifts, or any other transfer of securities.

A request for pre-clearance should be made at least two business days in advance of the proposed trade date. Pre-clearance advice generally is good for 48 hours, unless the director or executive officer becomes aware of Material Nonpublic Information during that time. If the request is denied, the director or executive officer may not inform anyone else of the restriction.

Any person subject to the pre-clearance requirements who desires to implement, modify, or early terminate a trading plan under Rule 10b5-1 must pre-clear the plan with the Chief Legal Officer or Corporate Secretary of Deere, or their designee, at least two business days in advance of the proposed adoption date. Rule 10b5-1 plans may only be entered into outside of blackout periods applicable to such person and when the person is not in possession of Material Nonpublic Information.

Transactions effected pursuant to a pre-cleared Rule 10b5-1 trading plan do not require further pre-clearance from the Company at the time of the transaction. However, each transaction under such a plan on behalf of directors and executive officers must be promptly reported to the Company and to the public through an SEC filing. The adoption, modification, or early termination of trading plans also must be promptly reported to the Company and to the public through an SEC filing, as required by the SEC.

B. Section 16 Reporting.

Directors and executive officers of Deere are required to comply with the limitations on short-swing transactions and reporting obligations set forth in Section 16 of the Act (“Section 16”), as amended. Although the Deere Global Law Services and Regulatory Affairs Securities Law Group will assist reporting persons in preparing and filing the required reports, the reporting person retains responsibility for the reports.

To satisfy the Section 16 reporting requirements, all directors and executive officers of Deere are required to report, or have their brokers report, to the Corporate Secretary, or their designee, on the trade date or the following business day the details of all transactions in Company shares or derivative securities. This includes transactions pursuant to Rule 10b5-1 plans and gifts of securities.

C. Form 144 Reporting.

Directors and executive officers of Deere are required to file Form 144 with the SEC before making an open market sale of Deere shares. The Form 144 notifies the SEC of an intent to sell Deere shares. Although the Form 144 is generally prepared and filed by the person’s broker, or in some cases by the Deere Global Law Services and Regulatory Affairs Securities Law Group, the reporting person retains responsibility for the reports.

VII.Consequences of Policy Violations

Penalties for trading on or communicating Material Nonpublic Information are severe. They could include criminal fines, civil fines of several times the profits gained or losses avoided, imprisonment, and private party damages. The penalties also may apply to anyone who directly or indirectly controlled the person who committed the violation, including the employer and its management and supervisory personnel. Significant penalties have been imposed even when the disclosing person did not profit from the trading. Regulators have also prosecuted insider trading violations when an employee has traded in the securities of a competitor or economically linked companies based on Material Nonpublic Information obtained in the course of the employee’s employment.

Violations of this Policy also may result in disciplinary action, up to and including termination, in accordance with applicable Human Resources policies.

VIII.Reporting Responsibilities

Concerns about potential or suspected violations of this Policy must be reported immediately in accordance with the Global Reporting Policy.

IX.Commitment to Non-Retaliation

Retaliation against any individual for reporting an incident under this policy or for participating in any investigation regarding an incident is a violation of this policy and is prohibited. Retaliation can include any negative job action, such as demotion, discipline, termination, salary reduction, or job or shift reassignment. Retaliation can also be more subtle and may be any conduct that would reasonably deter another person from reporting. More information can be found in the Global Policy Against Retaliation.

X. Additional Information/Contacts

Questions regarding this Policy should be directed to the Chief Legal Officer, Corporate Secretary, or one of the attorneys in the Deere Global Law Services and Regulatory Affairs Securities Law Group.

Appendix 1

Appendix to the Global Insider Trading Policy
Effective:

Purpose

This Appendix lists the units that are treated as Restricted Units for purposes of the Global Insider Trading Policy.

Applicability

This policy appendix applies to all directors, officers, employees, contingent workers, contract workers, agents, and consultants of Deere & Company and its subsidiaries globally and Related Persons.

Policy

A Restricted Unit, as such term is used in the Global Insider Trading Policy, includes the following Deere & Company subsidiaries and reporting units as organized for financial reporting purposes:

[List revised from time to time, on file with the Company.]

Generally, the Restricted Units designated in this Appendix 1 are those reporting units whose annual net sales and revenues (before eliminations), annual operating profit, or annual net income equals or exceeds approximately ten percent of the Company’s consolidated total, or whose revenues, operating profit or net income are approaching these levels.